UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

YUMA ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98872F 105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10250 Constellation Blvd, Suite 2300

Los Angeles, CA 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,615 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 421,615 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,615 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC, L.P. 56-2551443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC II, L.P. 46-2050813
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 248,078 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 248,078 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,078 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC LLC 80-0898195
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC II LLC 46-2041177
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 248,078 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 248,078 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,078 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,615 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 421,615 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,615 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,615 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 421,615 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,615 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2016, by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) RMCP PIV DPC, L.P., a Delaware limited partnership (“DPC PIV”), (iii) RMCP PIV DPC II, L.P., a Delaware limited partnership (“DPC PIV II” and, together with DPC PIV, the “DPC Funds”), (iv) RMCP DPC LLC, a Delaware limited liability company (“DPC LLC”), (v) RMCP DPC II LLC, a Delaware limited liability company (“DPC II LLC”), (vi) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (vii) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (viii) Willem Mesdag, a natural person and citizen of the United States of America, as amended by Amendment No. 1 thereto, filed with the SEC by the Reporting Persons (as defined herein) on March 8, 2017, Amendment No. 2 thereto, filed with the SEC by the Reporting Persons on September 11, 2019 and Amendment No. 3 thereto, filed with the SEC by the Reporting Persons on October 3, 2019, with respect to the common stock, par value $0.001 per share (“Common Stock”), of Yuma Energy, Inc., a Delaware corporation (“Yuma”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission by the Reporting Persons (as defined herein) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

The DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC are sometimes collectively referred to herein as “Red Mountain”. Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons”.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On March 31, 2020, Yuma issued 37,947 shares of Series D Preferred Stock to DPC PIV II as a payment-in-kind-dividend.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

Termination of Restructuring Agreement and Voting Agreement

On April 3, 2020, RMCP LLC, the DPC Funds and YE delivered written notice (the “Notice of Termination”) to Yuma and certain of its subsidiaries terminating the Restructuring Agreement and the Voting Agreement effective immediately due to, among other things, failure of the transactions contemplated by the Restructuring Agreement to have occurred by its termination date. Pursuant to the terms of the Voting Agreement, the Voting Agreement automatically terminated upon the delivery of the Termination Notice.

Mr. Teets, who would have been deemed to be one of RMCP LLC’s director designees under the Board Rights Agreement, resigned as a director of Yuma effective March 26, 2020.

Notice of Events of Default and Acceleration under the Credit Agreement

On April 3, 2020, YE Investment LLC (“YE”), an affiliate of RMCP LLC, delivered written notice (the “Notice of Acceleration”) under the Amended and Restated Credit Agreement, dated as of November 27, 2019 (the “Credit Agreement”), among Yuma and certain of its subsidiaries (collectively, the “Borrowers”) and YE, as administrative agent and lender, notifying the Borrowers that various defaults and events of default, including failure to pay interest when due, have occurred with respect to the Credit Agreement, under which YE has extended the Borrowers senior secured loans with an aggregate principal amount of $2,250,000. Pursuant to the Notice of Acceleration, YE (i) terminated all commitments under the Credit Agreement, (ii) accelerated all loans under the Credit Agreement and declared them due and payable, and (iii) declared all other amounts, including accrued interest, fees and other obligations of the Borrowers due and payable in whole.

Yuma’s failure to pay amounts due with respect to the Credit Agreement and other defaults, which lead to the delivery of the Notice of Termination and Notice of Acceleration, may result in a reorganization or liquidation of Yuma and its subsidiaries, a sale or transfer of a material amount of assets of Yuma and its subsidiaries, or other significant corporate event. YE reserves all of its rights and remedies under the Credit Agreement, including its right to foreclose on collateral securing the loans under the Credit Agreement. At any time and from time to time, YE may exercise any or all of such rights and remedies, engage in discussions with Yuma to seek recovery of amounts owed by the Borrowers with respect to the Credit Agreement, and otherwise act to seek such recovery in furtherance of YE’s interests as a creditor. Such exercise, discussion and actions may result in the occurrence of one or more of the actions described in Item 4(a) through 4(j) of Schedule 13D.

The foregoing descriptions of the Restructuring Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which were previously filed as Exhibits 8 and 10 to this Schedule 13D, respectively, and incorporated herein by reference. The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma with the SEC on December 2, 2019, and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)

DPC PIV beneficially owns, in the aggregate, 168,337 shares of Common Stock, which represent approximately 10.8% of the outstanding Common Stock(1). DPC PIV has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 168,337 shares of Common Stock.

Because DPC LLC may be deemed to control DPC PIV, DPC LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC PIV. As a result, DPC LLC may be deemed to beneficially own, in the aggregate, 168,337 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock.

Because RMCP GP may be deemed to control DPC LLC, RMCP GP may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC LLC. As a result, RMCP GP may be deemed to beneficially own, in the aggregate, 168,337 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock.

DPC PIV II beneficially owns, in the aggregate, 2,212,316 shares of Series D Convertible Preferred Stock, $0.001 par value per share, of Yuma (“Series D Preferred Stock”). Each share of Series D Preferred Stock is convertible at the option of the holder at any time or upon certain mandatory triggering events into a number of shares of Common Stock determined by dividing the original issue price, which was $11.0741176, by the then current conversion price, which was $98.7571635 as of

(1)

All calculations of percentage ownership in this Schedule 13D are based on 1,551,989 shares of Common Stock outstanding as of November 14, 2019, as reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on November 14, 2019. In addition, the calculation of the percentage ownership of each of DPC PIV II, DPC II LLC, RMCP LLC, RMCM and Mr. Mesdag also includes and gives effect to the issuance of the Convertible Shares (as defined herein) at the conversion rate reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on November 14, 2019.

November 14, 2019, as reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on November 14, 2019. Assuming full conversion of the Series D Preferred Stock as of the date hereof at the conversion rate described above, DPC PIV II would beneficially own, in the aggregate, 248,078 shares of Common Stock (the “Convertible Shares”), which represent approximately 13.8% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares. DPC PIV II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,212,316 shares of Series D Preferred Stock and all of the Convertible Shares.

Because DPC II LLC may be deemed to control DPC PIV II, DPC II LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all Common Stock beneficially owned by DPC PIV II. As a result, DPC II LLC may be deemed to beneficially own, in the aggregate, 248,078 shares of Common Stock, representing approximately 13.8% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

RMCP LLC beneficially owns, in the aggregate, 5,200 shares of Common Stock, which represent approximately 0.3% of the outstanding Common Stock. RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 5,200 shares of Common Stock.

Because each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to control each of RMCP GP and DPC II LLC, each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP GP and DPC II LLC. Furthermore, because of each RMCM and Mr. Mesdag may be deemed to control RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP LLC. As a result, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, in the aggregate, 421,615 shares of Common Stock, representing approximately 23.4% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

The shares of Common Stock reported above give effect to the reverse stock split effected by Yuma on July 3, 2019, pursuant to which one share of Common Stock was issued for fifteen shares of Common Stock.

Other than shares of Common Stock beneficially owned by the DPC Funds and RMCP LLC as reported above, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock.

Each of the DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this 13D, and each of the Reporting Persons disclaims beneficial ownership of the 1,136 shares of Common Stock that Mr. Teets may be deemed to beneficially own that were issued to him in connection with his prior service on the board of directors of Yuma.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to include the following information:

To the extent required by Item 6 of Schedule 13D, the information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2020

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP PIV DPC, L.P.

By:	RMCP DPC LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP PIV DPC II, L.P.

By:	RMCP DPC II LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP DPC LLC

By:	RMCP GP LLC, its managing member

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP DPC II LLC

By:	Red Mountain Capital Partners LLC, its managing member

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement, dated as of November 7, 2016, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 7, 2016)

2	Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma Energy, Inc. with the SEC on February 16, 2016)

3	First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on September 6, 2016)

4	Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

6	Confidentiality Agreement, dated as of March 2, 2017, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by the Reporting Persons with the SEC on March 8, 2017)

7	Letter of Intent, dated as of September 10, 2019, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons with the SEC on September 11, 2019)

8	Restructuring and Exchange Agreement dated September 30, 2019, by and among Yuma Energy, Inc., Yuma Exploration and Production Company, Inc., Pyramid Oil LLC, Davis Petroleum Corp., Red Mountain Capital Partners LLC, RMCP PIV DPC, LP, RMCP PIV DPC II, LP, and YE Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).

9	Loan Modification Agreement dated September 30, 2019, by and among Yuma Energy, Inc., Yuma Exploration and Production Company, Inc., Pyramid Oil LLC, Davis Petroleum Corp., and YE Investment LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).

10	Voting Agreement dated September 30, 2019, by and among Yuma Energy, Inc. and the Stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).